UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aileron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00887A 105

(CUSIP Number)

Bart Dzikowski

Secretary of the Board

Novartis Bioventures Ltd.

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 324 3714

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0087A 105		Schedule 13D

1.	Names of Reporting Persons Novartis Bioventures Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,206,544

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,206,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,206,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.96% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 14,748,475 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2018.

CUSIP No. 0087A 105		Schedule 13D

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,206,544

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,206,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,206,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.96% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 14,748,475 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 0087A 105	Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends the Schedule 13D filed by the Reporting Persons (defined below) with the SEC on July 5, 2017, as previously amended on August 22, 2018 (the “Original Schedule 13D” and, together with the Amendment, the “Schedule 13D”)) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 490 Arsenal Way, Watertown, MA  02472.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

(a) – (c) and (f) This Schedule 13D is being filed by Novartis Bioventures Ltd. (“NBV”) and Novartis AG (“Novartis”). NBV and Novartis are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.  The principal business address of both NBV and Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(d) - (e) Neither the Reporting  Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during  the last  five  years,  (i) has been  convicted  in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration.
No changes.

Item 4.	Purpose of Transaction.

The information set forth in Item 5(c) of this Amendment is incorporated herein by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and have not affected any change in the control of the Issuer.

The Reporting Persons from time to time review their investment in the Issuer on the basis of various factors, including the liquidity and diversification objectives of the Reporting Persons, other investment opportunities the Reporting Persons may have, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments. Based upon such review, the Reporting Persons will take such actions as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. The Reporting Persons have determined to reduce their holdings in the Issuer primarily as part of the Reporting Persons’ liquidity and diversification strategy, particularly in light of the Reporting Persons’ level of holdings in the Issuer. As reported in this Amendment, the Reporting Persons have sold shares of the Common Stock during the past 60 days. Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)                       As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NBV is a wholly-owned indirect subsidiary of Novartis.  Based on 14,748,475 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly

CUSIP No. 0087A 105	Schedule 13D

Report on Form 10-Q filed with the SEC on November 7, 2018, the Common Stock held by the Reporting Persons constitutes 14.96% of the outstanding shares of Common Stock of the Issuer.

(b)                       With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)                                  sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)                                 shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)                            sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv)                           shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)                        Other than the open market sales referred to below, none of (i) the Reporting Persons or, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I hereto has effected any transaction in the Common Stock during the past 60 days.

On March 15, 2019, the Reporting Persons sold 43,800 shares of Common Stock at a weighted average price of $1.92 per share (price range: $1.85 - $2.02).

On March 14, 2019, the Reporting Persons sold 13,800 shares of Common Stock at a weighted average price of $1.88 per share (price range: $1.85 - $1.915).

On March 13, 2019, the Reporting Persons sold 132,738 shares of Common Stock at a weighted average price of $2.12 per share (price range: $2.00 - $2.42).

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

(d)                       Not applicable.

(e)                        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No changes.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

CUSIP No. 0087A 105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Secretary of the Board

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

NOVARTIS AG

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

CUSIP No. 0087A 105	Schedule 13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean Emerita of the Duke University School of Medicine and Vice Chancellor Emerita for Academic Affairs at Duke University; Professor of Pediatrics, Pharmacology and Cancer Biology at Duke University	American

Patrice Bula	Director	Executive Vice President and Head of Strategic Business Units at Nestlé SA; Chairman of the board at Nespresso SA	Swiss

Ton Buechner	Director	Former CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the Supervisory Board and Audit Committee of Corbion NV	British

Ann Fudge	Director	Chair of the United States Program Advisory Panel of the Bill & Melinda Gates Foundation; Chair of WGBH Public Media; Director of Northrop Grumman Corporation	American

CUSIP No. 0087A 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips; Vice-Chairman and Member of the Supervisory Board of Philips Lighting	Dutch

Andreas von Planta, Ph.D.	Director	Chairman of HSBC Private Bank (Suisse) SA; Board member of Helvetia Holding AG; Chairman of the Regulatory Board of the SIX Swiss Exchange AG	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute

American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Susanne Schaffert, Ph.D.	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	German

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Klaus Moosemayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

CUSIP No. 0087A 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Shannon Thyme Klinger	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	American

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

CUSIP No. 0087A 105	Schedule 13D

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship

Prof. Dr. Patrick Aebischer	Chairman of the Board of Directors	President emeritus of the École Polytechnique Fédérale de Lausanne (EPFL); Member of the Board of Directors at Lonza AG, Nestlé S.A. and Logitech International S.A.	Swiss

Michael Gilman, Ph.D.	Director	Chief Executive Officer and Chairman of the Board at Arrakis Therapeutics, Inc.	American

Harry Kirsch	Director	Member of the Executive Committee of Novartis; Chief Financial Officer at Novartis	German

Prof. Dr. Christoph Meier	Director	Chief Medical Officer at the University Hospital Basel; Professor at the Medical Faculty of the University of Geneva	Swiss

Dr. Raj Parekh	Director	General Partner at Advent Life Sciences	British

James (Jay) Bradner, M.D.	Director	Member of the Executive Committee of Novartis; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

John Tsai, M.D.	Director	Member of the Executive Committee of Novartis; Head of Global Drug Development and Chief Medical Officer at Novartis	American